BLUEKNIGHT ENERGY PARTNERS, L.P.

201 NW 10th, Suite 200

Oklahoma City, Oklahoma 73103

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of

Registration Statement on Form S-3 (File No. 333-221175)

Ladies and Gentlemen:

Blueknight Energy Partners, L.P., on its own behalf and on behalf of BKEP Finance Corporation and the other registrants, hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-221175) be accelerated so that the Registration Statement will become effective on Tuesday, November 14, 2017, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

Sincerely,

BLUEKNIGHT ENERGY PARTNERS, L.P.

By: Blueknight Energy Partners G.P., L.L.C., its general partner

By:	/s/ Alex G. Stallings
Alex G. Stallings
Chief Financial Officer and Secretary

cc:	H. Roger Schwall

Securities and Exchange Commission

Douglass M. Rayburn

Gibson, Dunn & Crutcher LLP